FLAGSTAR BANCORP, INC.
5151 Corporate Drive
Troy, Michigan 48098
November 10, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Flagstar Bancorp, Inc. (the “Company”)
Registration Statement on Form S-4 (File No. 333-214030)
Ladies and Gentlemen:
In connection with the registration statement on Form S-4 (File No. 333-214030) of the Company relating to the exchange offer of the Company’s new 6.125% Senior Notes due 2021 (the “New Notes”) for all of the Company’s outstanding 6.125% Senior Notes due 2021 (the “Old Notes”) in an aggregate principal amount of $250,000,000 previously issued pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”), the Company hereby makes the following representations to the Commission:

1.
The Company is registering under the Securities Act the New Notes to be offered in the exchange offer (the “Exchange Offer”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

2.
The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the New Notes (a) may not rely on the staff’s position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that by accepting the Exchange Offer each holder (including any broker-dealer) of the Old Notes represents to the Company that it is not an affiliate of the Company, that the New Notes will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the New Notes to be received in the

Exchange Offer. If a broker-dealer holds Old Notes for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offer.
If you have any questions, please do not hesitate to contact Robert W. Downes of Sullivan & Cromwell LLP by telephone (+1 212 558 4312) or email (downesr@sullcrom.com).
Yours truly,

FLAGSTAR BANCORP, INC.
/s/ James K. Ciroli
Name:	James K. Ciroli
Title:	Executive Vice President and Chief Financial Officer

cc:    Jessica Livingston
(Securities and Exchange Commission)
Robert W. Downes
(Sullivan & Cromwell LLP)